Exhibit 99.1

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

TORONTO, May 24, 2018 – Thomson Reuters Corporation (TSX / NYSE: TRI) today announced that it has received approval from the Toronto Stock Exchange (TSX) for the annual renewal of its normal course issuer bid (NCIB).

Under the renewed NCIB, up to 35.5 million common shares (representing approximately 5% of the company’s total outstanding shares) may be repurchased between May 30, 2018 and May 29, 2019.

For its current NCIB that expires on May 29, 2018, Thomson Reuters previously sought and received approval from the TSX to repurchase up to 36 million common shares. Of this amount, Thomson Reuters has repurchased approximately 12.4 million common shares through May 17, 2018 for a total cost of approximately US$0.56 billion, representing an average price of US$45.17 per share. Thomson Reuters repurchased the common shares through the facilities of the TSX, the New York Stock Exchange (NYSE) and other alternative trading systems through its broker.

On May 11, 2018, Thomson Reuters announced that it may buy back up to US$500 million of its shares prior to the closing of its proposed sale of a 55% interest in its Financial & Risk business. Repurchases under this new program commenced under the current NCIB and are expected to continue under the renewed NCIB. Through May 17, 2018, the company has repurchased approximately US$20.6 million of shares under this program. Any NCIB repurchases prior to the closing of the proposed Financial & Risk transaction will reduce the size of a contemplated post-closing substantial issuer bid/tender offer that Thomson Reuters plans to make to all shareholders after the closing of the transaction. The substantial issuer bid/tender offer may be at a premium to the then-current market price of the company’s shares. Thomson Reuters currently expects to use between US$9 billion and US$10 billion of the estimated US$17 billion of gross proceeds of the transaction to return capital to its shareholders through the substantial issuer bid/tender offer. The company’s principal shareholder (Woodbridge) is expected to participate pro rata in the substantial issuer bid/tender offer.

Under the renewed NCIB, shares may be repurchased in open market transactions on the TSX, the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law, including private agreement purchases if Thomson Reuters receives an issuer bid exemption order in the future from applicable securities regulatory authorities in Canada for such purchases. The price that Thomson Reuters will pay for common shares in open market transactions will be the market price at the time of purchase or such other price as may be permitted by the TSX. Any private agreement purchases made under an exemption order may be at a discount to the prevailing market price. In accordance with TSX rules, any daily repurchases (other than pursuant to a block purchase exception) on the TSX under the renewed NCIB are limited to a maximum of 203,187 shares, which represents 25% of the average daily trading volume on the TSX of 812,749 for the six months ended April 30, 2018 (net of repurchases made by the company during that time period). On May 17, 2018, there were 710,406,559 Thomson Reuters common shares outstanding. Any shares that are repurchased will be cancelled.

From time to time, when Thomson Reuters does not possess material nonpublic information about itself or its securities, it may enter into a pre-defined plan with its broker to allow for the repurchase of shares at times when Thomson Reuters ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Thomson Reuters broker will be adopted in accordance with applicable Canadian securities laws and the requirements of Rule 10b5-1 under the U.S. Securities Exchange Act of 1934, as amended.

Thomson Reuters Announces Annual Renewal of Normal Course Issuer Bid

Decisions regarding any future repurchases will depend on the timing of the closing of the proposed Financial & Risk transaction and other factors, such as market conditions, share price and other opportunities to invest capital for growth. Thomson Reuters may elect to suspend or discontinue share repurchases at any time, in accordance with applicable laws.

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including the company’s plans to repurchase up to US$500 million of its common shares and make a substantial issuer bid/tender offer to its shareholders after the closing of the proposed Financial & Risk transaction. These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that a transaction involving all or part of the F&R business will be completed or that other events described in any forward-looking statement will materialize. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

This news release does not constitute an offer to purchase, or a solicitation of an offer to sell, securities of the company, nor is it a substitute for any substantial issuer bid/tender offer or other documents that may be filed by the company with the Canadian securities regulatory authorities or the U.S. Securities and Exchange Commission.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 646 223 5285 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com